Contact

www.linkedin.com/in/brad-gustavesen (LinkedIn)
www.ten24web.com (Other)

Top Skills

Software as a Service (SaaS)
E-commerce
Email Marketing

Brad Gustavesen

Technology CMO building SaaS & eCommerce startups
Putnam, Connecticut, United States

Experience

ten24 Digital Solutions

Vice President / Partner
January 2010 - Present (15 years 7 months)

Plus.Fan

Co-Founder
March 2024 - Present (1 year 5 months)
Worcester, Massachusetts, United States

Software-as-a-service platform for teams and clubs around the world to deliver an insider and behind-the-scenes fan experience with membership. Driving more revenue, creating new fans and build fan engagement.

Ultra Commerce

Chief Marketing Officer
October 2021 - March 2024 (2 years 6 months)
Worcester, Massachusetts, United States

Slatwall Commerce

Founder / Chief Marketing Officer
January 2021 - October 2021 (10 months)
Worcester, Massachusetts, United States

Slatwall Commerce is the only eCommerce platform built with a full suite of tools and functionality for marketing teams while also being developer-friendly. A complete eCommerce platform with open source roots, Slatwall Commerce is available as a SaaS solution combining enterprise, business-friendly functionality with headless commerce.

B2B and B2C companies choose Slatwall Commerce to power their digital commerce because the platform is feature rich, but also flexible enough to capitalize on new opportunities and enable growth.

Crabtree & Evelyn

Manager - E-Commerce
January 2007 - January 2010 (3 years 1 month)

Lavender & Wyatt Systems, Inc
Java / Web Developer
September 2006 - January 2007 (5 months)

Synthenet Corporation
Web Developer
January 2000 - September 2006 (6 years 9 months)

Education

Bentley University
BS, Management · (1998 - 2001)

Putnam High School
· (1994 - 1998)